SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

DIVESTMENT OF RELEVANT SHAREHOLDING INTEREST

São Paulo, March 6, 2026 – BRASKEM S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with article 12 of CVM Resolution No 44/21, hereby informs its shareholders and the market in general that it has received correspondence from Norges Bank Investment Management, a private legal entity headquartered in the City of Oslo, Norway, located at Bankplassen 2, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, registered under CNPJ/MF No. 05.839.607/0001-83 (“Norges Bank”), informing that on March 5, 2026, it disposed of Class A preferred shares issued by the Company, thereby reducing its shareholding position to 17,113,862 Class A preferred shares, representing 4.96% of the total Class A preferred shares issued by the Company.

Norges Bank additionally informed that the sole purpose of its shareholding is investment, and that such change does not alter the Company’s shareholding control nor its administrative structure.

The full correspondence received is attached to this Notice.

Additional information may be obtained from the Investor Relations Department by phone at +55 (11) 3576-9531 or by email at braskem-ri@braskem.com.br.

Braskem SA Rua Lemos Monteiro, 120 Date: 06/03/2026 CEP: 05501-050 - São Paulo/SP Brasil T: +55 (11) 3576-9531 braskem-ri@braskem.com.br FAO: Investor RelationsOwnership notification pursuant to ICVM Rule 358/02 (I) Name and address of the relevant shareholder: Norges Bank, CNPJ: 05839607000183 (The Central Bank of Norway, registration nr 937884117), Bankplassen 2, P.O. Box 1179 Sentrum, 0107 Oslo, Norway (II) The purpose of the acquisition and the interest is purely investment. (III) On 05 March 2026 Norges Bank’s holding in Braskem SA (ISIN: BRBRKMACNPA4) fell below the 5% threshold and amounted to 17,113,862 shares or 4.96% based upon 345,060,392 total Preference A shares outstanding. The threshold crossing does not alter the control or the administrative structure of Braskem SA. Norges Bank does not have any other securities or derivatives referenced to shares held directly by Norges Bank. (IV) Before crossing below the 5% threshold, Norges Bank held 19,735,462 Preference A shares in Braskem SA, equal to 5.72% of the total shares. (V) No shareholders’ agreement or contract regulating the right to vote or purchase and sale securities issued by the company exists. (VI) Law firm Trench, Rossi e Watanabe Advogados, CNPJ: 61576369000131 (Rua Arquiteto Olavo Redig de Campos, No. 105, 29th floor (Suite 292), 30th e 31st floors, Edifício EZ Towers, Torre A, Jardim São Francisco, Zip Code 04711-035) has been appointed as the agent for service of process specifically and exclusively in relation to judicial lawsuits or administrative claims brought against Norges Bank in Brazil for corporate matters strictly for purposes of compliance with Article 119 of Brazilian Federal Law No. 6.404, of December 15, 1976, as amended. Yours sincerely,Philippe Chiaroni Business and Regulatory Compliance Norges Bank Investment Management PRIVACY AND CONFIDENTIALITY NOTICEThe information contained in this facsimile is intended for the named recipients only. It may contain privileged and confidential information and if you are not an intended recipient, you must not copy, distribute or take any action on reliance on it. If you have received this facsimile in error, please notify us immediately by reversed charge telephone call to +47 22 31 62 71 and return the original to the sender by mail. We will reimburse you for the postage www.nbim.no Bankplassen 2 P.O. Box 1179 Sentrum NO-0107 Oslo Tel.: +47 24 07 30 00Queensberry House 3 Old Burlington Street London W1S 3AE Tel.: +44 20 7534 900017 State Street, 11th Floor New York NY 10004 Tel.: +1 212 607 4005

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.